July 7, 2015

VIA EDGAR

Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Cole:

On May 8, 2015, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Intelligent Alternative Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on June 22, 2015, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. In footnote 3 to the fee table, please change the reference to “underlying fund expenses” to “acquired fund fees and expenses” for consistency.

Response. The Registrant has made the revision requested.

Comment 2. In the third paragraph in “Principal Investment Strategies”, please clarify what is meant by “limiting the downside to the cost of options.” Will the Fund’s equity downside and fixed income downside by fully covered?

Response. The Registrant has revised the disclosure as follows:

“The Advisor may also implement an option overlay strategy to offer potential upside to the Fund ~~while limiting the downside to the cost of the options~~ and to complement the Fund’s investments in Underlying Funds, depending on how the Fund is tactically allocated in any given market environment. ~~In selecting long-dated call options, the Advisor seeks options on high quality U.S. common stocks within industries that the advisor believes can outperform over long periods of time, including industries that~~

~~generate high cash flow yields and enjoy high barriers to new competition.~~ The Fund may buy and sell both call and put options on common stocks, equity indexes and equity, fixed income and market volatility ETFs ~~to support preservation of capital during uncertain market environments~~.”

Comment 3. In “Principal Risks of Investing in the Fund”, please describe the risks of each type of derivative that will be employed in the strategy.

Response. The adviser has confirmed to the Registrant that options and futures are the only types of derivatives that will be a principal investment of the Fund, so the Registrant has not revised the disclosure because a separate futures and options risk are already provided.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins